June 22, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention:	Blaise Rhodes
Adam Phippen
Katherine Bagley
Lilyanna Peyser

Re:	Amergent Hospitality Group Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 3, 2020
File No. 000-56160

Ladies and Gentlemen:

Please find the Company’s responses to your letter dated June 16, 2020 set forth below. We have reproduced the text of your comments for ease of reference. We are submitting this letter concurrently with our Amendment No. 2 to Form 10-12G (“Form 10/A”) which has been revised to respond to your comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed June 3, 2020

Assumption of Series 2 Preferred Stock, page 9

1.	We note your disclosure that “[i]n the event the proceeds received by the investor from the sale of all the shares of common stock issued upon conversion of Series 2 Preferred Stock in both Amergent and its former Parent (“Conversion Shares”) do not equal at least $1,875,000 on August 10, 2020, Amergent must pay the investors an amount in cash equal to the difference between $1,875,000 and the proceeds previously realized by the investors from the sale of the Conversion Shares, net of brokerage commissions and any other fees incurred by investor in connection with the sale of Conversion Shares.” Please amend your filing to disclose the estimated payment you would be required to make as of August 10, 2020, or tell us why you cannot provide this estimate at this time.

The True-up payment term of the Series 2 Preferred Stock is accounted for as a derivative instrument. The fair value of the derivative was estimated using a Monte Carlo model and a liability of $529,000 was recorded at the Series 2 Preferred Stock issuance dates. The fair value is updated at each reporting date and the liability was $826,000 at March 31, 2020, with the $297,000 increase in the liability recorded as an expense in the statement of operations for the three months ended March 31, 2020. The liability will continue to be re-measured through the August 10, 2020 settlement date. The Amended Form 10 was revised on page 10 to also include this disclosure.

2.	We note your response to comment 19, and your amended disclosure on page F-21 describing the terms of the True-up payment. Please amend your filing to discuss the material terms of the True-up payment where you discuss the terms of the Series 2 Preferred Stock.

The Amended Form 10 was revised in footnote 9 to the March 31, 2020 interim financial statements to include the material terms of the True-up payment where the terms of the Series 2 Preferred Stock are disclosed including the estimated amount of the derivative liability at the issue date and March 31, 2020, and change in the liability during the three month period ended March 31, 2020, as well as the method (Monte Carlo model) used to estimate the liability.

3.	In an appropriate place in your filing, please disclose the number of votes per Series 2 preferred share.

We have revised our filing accordingly on page 10.

Spin-off Proceeds and Assumed Liabilities Assumed Liabilities, page 9

4.	We note your disclosures that “[v]arious subsidiaries of Amergent are delinquent in payment of payroll taxes to taxing authorities,” “subsidiaries have received warnings and demands from the taxing authorities,” and “[f]ailure to remit these payments promptly could result in increased penalty fees.” Please provide an estimate of the amount of increased penalty fees, or tell us why you are unable to do so at this time.

As disclosed in the Accounts Payable and Accrued Expenses footnote to the 2019 annual and Q1 2020 interim financial statements an accrual of approximately $2.9 million and $2.6 million has been recorded in the December 31, 2019 and March 31, 2020 consolidated and combined balance sheets, respectively, for the delinquency in payment of payroll taxes to tax authorities, including an estimate for penalties. Of this amount, $81,000 of this liability has subsequently been settled. Interest and penalties on the remaining liability are accruing at approximately $3,000 per month. This information was added to the disclosure for the Spin-off Proceeds and Assumed Liabilities on page 9 of the Amended Form 10.

Item 1. Business

Overview, page 15

5.	We note your response to comment 5, but your amended disclosure does not appear to be completely responsive to our comment. While you describe the terms of your partnership agreements, we were unable to find a description of the material terms of your franchise agreements. Therefore, please amend your filing to briefly describe the material terms of your franchise agreements, including the amount of control you have in the operations of your franchised locations.

The material terms of the franchise agreements have been added in Item 1. Business- Overview.

6.	As a related matter, we note your disclosure that “[w]hile terms may vary by LLC, the investor generally contributes between $250,000 and $350,000 per location and is entitled to 80% of the net income of the LLC until such time as the investor recoups the initial investment and the investor return on net income changes from 80% to 50%, and in certain cases to 20%, of net income.” Please briefly describe the “certain cases” under which investor return on net income is reduced to 20% of net income.

There are no longer any arrangements whereby net income is allocated 80%/20% after the investor’s recoupment of the initial investment and as such, the phrase “and in certain cases to 20%, of net income” has been deleted from the Risk Factor.

7.	You disclose that “continuing fees . . . are based upon a percentage of franchisee revenues and are not subject to any constraints.” Please disclose the typical percentage of franchisee revenues upon which continuing fees are based.

The typical continuing franchise fee of 5.5% of revenues has been added to the disclosure.

“We are subject to the risks associated with leasing space subject to long-term non-cancelable leases.”, page 23

8.	We note your response to comment 6, and your amended disclosure on page F-41, describing that the Company remained contractually obligated for the leases related to three permanently closed restaurant locations amounting to approximately $2,300,000. Please amend your filing to prominently disclose the extent of these lease obligations in your risk factor. Please also clearly disclose that you are not contractually obligated to guarantee the leasing arrangements between franchises and their landlords, as you assert in your response.

The Risk Factor noted was updated to include the amount of the remaining contractual obligations at March 31, 2020 for the leases related to our three permanently closed restaurant locations. Further, the disclosures have also been revised to state that we are not contractually obligated to guarantee the leasing arrangements between franchisees and their landlords.

“We have identified material weaknesses in our internal controls and procedures and internal control over financial reporting . . ..”, page 25

9.	We note your disclosure that you have “re-evaluated [y]our internal control over financial reporting and [y]our disclosure controls and procedures and concluded that they were not effective as of March 31, 2020,” and “[i]mplementation of the Company’s remediation plans has commenced and is being overseen by the audit committee.” Please identify the specific internal control(s), disclosure control(s) or procedure(s) that constitute your material weakness(es). Please also describe the specific steps you have taken and are planning to take to remediate the material weakness(es).

The Risk Factor noted has been updated to specify the internal control matter deemed to be a material weakness and the steps taken and expect to be taken to remediate the internal control matter.

“We have insufficient authorized shares to cover conversion in full of Oz Rey’s 10% debenture . . .”, page 29

10.	We note your disclosure that “[you] must seek shareholder approval to increase our authorized common stock to satisfy contractual requirements to Oz Rey and holders of our Series 2 Preferred.” Please amend your disclosure to briefly describe the consequences to you if you do not obtain shareholder approval to increase your authorized common stock.

The disclosures in the Risk Factor noted have been revised to include that the conversion feature of the debenture will be accounted for as a derivative liability in the consolidated balance sheet due to the authorized share deficiency and until the share deficiency is resolved, and the change in estimated fair value will be recorded in the consolidated statement of operations. If the shareholders do not approve a requested increase the Company risks that Oz Rey and holders of Series 2 Preferred will declare defaults under their respective financing documents.

Item 2. Financial Information Capitalization, page 32

11.	Please revise the table to include your debt as of March 31, 2020 on an actual and pro forma basis.

Item 2. Financial Information- Capitalization has been revised to include debt as of March 31, 2020 on an actual and pro forma basis in the capitalization table.

Results of Operations for the Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2019, page 33

12.	When you describe two or more reasons that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each individual reason on the overall change. For example, in your discussion of revenue from restaurant sales, please quantify the impact of the closing of non-performing stores and the decline due to COVID-19 pandemic restrictions. Refer to Item 303 of Regulation S-K. Please note that this comment also applies to your discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018.

In the Management Discussion and Analysis for both the three months ended March 31, 2020 and year ended December 31, 2019 as compared to the comparable prior period the dollar amount for individual items included in the explanation of a change in account balance has been added to the extent possible.

13.	Please revise to discuss and analyze underlying causes of changes in results of operations. For example, discuss changes in gaming income, franchise income, and depreciation and amortization. Refer to Item 303 of Regulation S-K. Please note that this comment also applies to your discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018.

The Management Discussion and Analysis for both the three months ended March 31, 2020 and year ended December 31, 2019 as compared to the comparable prior period has been revised to discuss the underlying causes of changes in results of operations including gaming revenue, franchise revenue and depreciation and amortization.

14.	Please also revise to discuss non-operating income and expenses.

The Management Discussions and Analysis for both the three months ended March 31, 2020 and year ended December 31, 2019 as compared to the comparable prior period has been revised to discuss the underlying causes of changes in non-operating income and expenses.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018, page 36

15.	Reference is made to the first bullet point on page 37 where you note a decline in same store sales. Please revise to define same store sales and disclose the percentage growth or decline for the financial statement periods presented.

A definition of same store sales has been added to the explanation of changes in revenue in the Management Discussion and Analysis for the year ended December 31, 2019 and compared to 2018, as well disclosing the percent change.

Critical Accounting Policies

Goodwill and intangible Assets, page 41

16.	Please revise to also discuss your impairment testing as of March 31, 2020.

Critical Accounting Policies- Goodwill and intangible assets has been revised to include discussion of the impairment testing as of March 31, 2020.

Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu

Tel: 949-355-5405

c:	Michael D. Pruitt, CEO Amergent Hospitality Group Inc.
Patrick Harkleroad, CFO Amergent Hospitality Group Inc